Exhibit 99.2

Cipher Pharmaceuticals Inc.

Consolidated Financial Statements

For the Year Ended December 31, 2015

February 24, 2016

Independent Auditor’s Report

To the Shareholders of

Cipher Pharmaceuticals Inc.

We have audited the accompanying consolidated financial statements of Cipher Pharmaceuticals Inc. and its subsidiaries, which comprise the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of earnings and comprehensive income, changes in equity and cash flows for the years then ended, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cipher Pharmaceuticals Inc. as at December 31, 2015 and December 31, 2014 and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Cipher Pharmaceuticals Inc.

Consolidated Balance Sheets

As at December 31

(in thousands of United States dollars)

	Note	2015	2014
		$	$
ASSETS

Current assets
Cash and cash equivalents		27,182	45,368
Accounts receivable		16,303	12,340
Inventory	9	1,248	207
Prepaid expenses and other assets	7	4,045	759
		48,778	58,674

Property and equipment, net	10	286	22
Intangible assets, net	11	46,114	1,473
Goodwill	6,11	6,112	-
Deferred tax assets	16	8,356	5,936
Total Assets		109,646	66,105

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	7,12	13,354	9,702
Provisions	12	4,423	-
Current portion of deferred revenue		743	1,316
		18,520	11,018

Deferred revenue		102	1,007
Senior secured notes, net of issuance cost	7	34,578	-
Derivative financial instrument	7	1,758	-
Other long term liability		431	-
Total Liabilities		55,389	12,025

SHAREHOLDERS' EQUITY

Share capital	13	14,947	13,438
Contributed surplus		4,363	2,776
Accumulated other comprehensive loss		(9,514)	(4,826)
Retained earnings		44,461	42,692
Total Shareholders' Equity		54,257	54,080

Total Liabilities and Shareholders' Equity		109,646	66,105

The accompanying notes are an integral part of these consolidated financial statements

Cipher Pharmaceuticals Inc.

Consolidated Statements of Earnings and Comprehensive Income (Loss)

For the years ended December 31

(in thousands of United States dollars, except per share data)

	Note	2015	2014
		$	$

Revenues
Licensing revenue		25,963	27,356
Product revenue		8,446	1,868

Net revenues		34,409	29,224

Cost of products sold		2,525	510

Gross profit		31,884	28,714

Expenses
Research and development		2,143	1,111
Selling and marketing		8,811	2,069
General and administrative		16,594	6,923
Amortization of intangible assets		4,404	686

Total operating expenses	14	31,952	10,789

Finance costs
Interest on senior secured notes		3,824	-
Change in fair value of derivative financial instrument		(2,374)	-
Interest income		(371)	(488)

		1,079	(488)

Income (loss) before income taxes		(1,147)	18,413

Income taxes (recovery)	16	(2,916)	(360)

Income for the year		1,769	18,773

Item that may be reclassified to profit or loss

Foreign currency translation adjustment		(4,688)	(4,159)

Income and comprehensive income (loss) for the year		(2,919)	14,614

Basic earnings per share	17	0.07	0.74

Diluted earnings per share	17	0.07	0.71

The accompanying notes are an integral part of these consolidated financial statements

Cipher Pharmaceuticals Inc.

Consolidated Statements of Changes in Shareholders' Equity

For the years ended December 31

(in thousands of United States dollars)

				Other		Total
		Share	Contributed	Comprehensive	Retained	Shareholders'
	Note	Capital	Surplus	Loss	Earnings	Equity
		$	$	$	$	$

Balance, January 1, 2015		13,438	2,776	(4,826)	42,692	54,080

Income for the year		-	-	-	1,769	1,769

Exercise of stock options	13	1,101	(520)	-	-	581

Shares issued under the share purchase plan	13	408	-	-	-	408

Share-based compensation expense		-	2,107	-	-	2,107

Foreign currency translation adjustment		-	-	(4,688)	-	(4,688)

Balance, December 31, 2015		14,947	4,363	(9,514)	44,461	54,257

Balance, January 1, 2014		10,223	2,964	(667)	23,919	36,439

Income for the year		-	-	-	18,773	18,773

Exercise of stock options	13	2,926	(1,327)	-	-	1,599

Shares issued under the share purchase plan	13	289	-	-	-	289

Share-based compensation expense		-	1,139	-	-	1,139

Foreign currency translation adjustment		-	-	(4,159)	-	(4,159)

Balance, December 31, 2014		13,438	2,776	(4,826)	42,692	54,080

The accompanying notes are an integral part of these consolidated financial statements

Cipher Pharmaceuticals Inc.

Consolidated Statements of Cash Flows

For the years ended December 31

(in thousands of United States dollars)

	Note	2015	2014
		$	$
Cash provided by (used in)

Operating activities
Income for the year		1,769	18,773
Items not affecting cash:
Depreciation of property and equipment		61	16
Amortization of intangible assets	11	4,404	686
Share-based compensation - share purchase plan	13	61	44
Share-based compensation - stock option plan		2,107	1,139
Foreign exchange loss on cash and cash equivalents		3,273	-
Change in fair value of derivative		(2,374)	-
Interest on senior secured notes		3,824	-
Deferred income taxes		(2,904)	(360)
		10,221	20,298

Changes in non-cash operating items:
Accounts receivable		(3,191)	7,498
Inventory		(211)	60
Prepaid expenses and other assets		(1,546)	(434)
Accounts payable and accrued liabilities		2,397	(1,134)
Provisions		948	-
Other long term liability		431	-
Deferred revenue		(1,285)	(1,534)

Net cash generated from operating activities		7,764	24,754

Investing activities
Purchase of property and equipment		(171)	(16)
Acquisition of intangible assets	11	(7,394)	(762)
Acquisition of Innocutis, net of cash acquired	6	(45,341)	-

Net cash used in investing activities		(52,906)	(778)

Financing activities
Proceeds from senior secured notes		40,000	-
Interest and financing costs paid		(6,924)	-
Proceeds from shares issued under the share purchase plan		347	245
Proceeds from exercise of stock options		581	1,599

Net cash generated from financing activities		34,004	1,844

Increase (decrease) in cash and cash equivalents		(11,138)	25,820
Impact of foreign exchange on cash and cash equivalents		(7,048)	(3,185)
Cash and cash equivalents, beginning of year		45,368	22,733

Cash and cash equivalents, end of year		27,182	45,368

The accompanying notes are an integral part of these consolidated financial statements

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

1	NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. ("Cipher") and its subsidiaries (together the "Company") is a specialty pharmaceutical company focused on dermatology. The Company acquires products that fulfill unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. The Company is building its dermatology business through product licensing and acquisitions. Cipher was incorporated under the Business Corporations Act of Ontario on January 9, 2004 and is located at 2345 Argentia Road, Mississauga, Ontario.

On April 13, 2015, the Company purchased 100% of the outstanding members' interests of Innocutis Holdings, LLC ("Innocutis"). The Company acquired Innocutis as part of its strategy to expand into the United States and to expand its product line offerings to new and existing customers (see Note 6).

2	BASIS OF PREPARATION

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. The Board of Directors approved these consolidated financial statements on February 23, 2016.

The significant accounting policies used in the preparation of these financial statements are described below.

Basis of measurement

The financial statements have been prepared under the historical cost convention, except for certain financial instruments, which are measured at fair value as described below.

3	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Translation of foreign currencies

The financial statements are presented in United States dollars, which is the Company's functional currency. Revenues and expenses denominated in foreign currencies are translated into United States dollars using the exchange rate in effect at the transaction date. Monetary assets and liabilities are translated using the rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates. Related exchange gains and losses are included in the determination of income for the year.

Financial instruments

Financial assets and liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets and liabilities are offset, and the net amount reported in the balance sheet, when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

At initial recognition, the Company classifies its financial instruments in the following categories depending on the purpose for which the instruments were acquired:

(i) Financial assets and liabilities at fair value through profit or loss: A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short term. The Company does not have any instruments classified in this category except for its derivative financial instrument. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statements of earnings and comprehensive income. Gains and losses arising from changes in fair value are presented in the statements of earnings and comprehensive income in the period in which they arise.

(ii) Available-for-sale investments: These investments are non-derivatives that are either designated in this category or not classified in any of the other categories. The Company does not have any instruments classified in this category. Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from changes in fair value are recognized in other comprehensive income. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income to the statement of earnings and comprehensive income and are included in other gains and losses.

(iii) Loans and receivables: These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. The Company's loans and receivables comprise cash and cash equivalents and accounts receivable, and are included in current assets due to their short-term nature. Loans and receivables are initially recognized at the amount expected to be received less, when material, a discount to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(iv) Financial liabilities at amortized cost: This category includes accounts payable and accrued liabilities, other long term liability and Senior Secured Notes. Financial liabilities at amortized cost are initially recognized at the amount required to be paid less, when material, a discount to reduce the payables to fair value. Subsequently, financial liabilities at amortized cost are measured at amortized cost using the effective interest method. Financial liabilities are classified as current liabilities if payment is due within twelve months. Otherwise, they are presented as non-current liabilities.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset is impaired. If such evidence exists, the Company recognizes an impairment loss. Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the amount of the loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized.

Cash and cash equivalents

Cash and cash equivalents includes deposits held at call with banks and other short-term, highly liquid investments readily convertible to cash on hand and are subject to an insignificant risk of changes in value.

Accounts receivable

Accounts receivable consist of amounts due from licensing partners for royalties and product sales in the normal course of business and other amounts such as interest receivable.

Inventory

Inventory, which is comprised of finished goods and raw materials, is valued at the lower of cost and net realizable value. Cost is determined using the weighted-average cost method. Net realizable value is the estimated selling price less applicable selling expenses. If the carrying value exceeds net realizable amount, a write-down is recognized. The write-down may be reversed in a subsequent period if the circumstances which caused it no longer exist.

Prepaid expenses and other assets

Prepaid expenses consist of amounts paid in advance for items that have future value to the Company, such as insurance policy payments, U.S. Food and Drug Administration fees, database subscription fees and other items paid in advance. Other assets consist of lease and utility deposits, sample inventory and financing fees related to the undrawn portion of the Notes.

Property and equipment

Property and equipment are recorded at historical cost less accumulated depreciation and accumulated impairment losses. The useful lives of property and equipment are reviewed at least once per year. Depreciation is computed using the straight-line method, using the following estimated useful lives of the assets or lease terms:

Computer equipment	3 years
Furniture and fixtures	5 years
Leasehold improvements	over the term of the lease

Goodwill

Goodwill represents the excess amount of consideration given over the fair value of the underlying assets in a business combination and is measured at cost less accumulated impairment losses. Goodwill is not amortized but is tested for impairment on an annual basis or more frequently if there are indications that goodwill may be impaired. For the purposes of impairment testing, goodwill is allocated to each of the Company’s cash generating units ("CGU") that are expected to benefit from the synergies of the acquisition. If the recoverable amount of the CGU is less than the carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill and then to other assets of the CGU.

Intangible assets

Intangible assets include product rights that consist of marketing and other rights relating to products and licensing rights and these are recorded at cost less accumulated amortization and accumulated impairment losses. Intangible assets have a finite life and are amortized using the straight-line method over their estimated useful lives. The useful lives of the intangible assets are reviewed at least once per year.

Amortization of intangible assets is recorded as folllows:

Product rights and other	Straight line over 1 to 10 years
Licensing and intellectual property rights	Straight line over 3 to 13 years

Impairment of non financial assets

The Company reviews assets such as property and equipment and intangible assets with finite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite lives are tested for impairment annually or more frequently if events or changes in circumstances indicate that they may be impaired. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (CGUs). Recoverable amount is the higher of an asset’s fair value less the cost of disposal and value in use, (being the present value of the expected future cash flows of the relevant asset or CGU), as determined by management. Any impairment losses are recognized immediately in the consolidated statements of earnings and comprehensive income. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

Accounts payable and accrued liabilities

Accounts payable are obligations to pay for goods and services that have been incurred in the ordinary course of business and are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

Provisions

Provisions are recognized when present obligations (legal or contractual) as a result of a past event will lead to a probable outflow of economic resources and amounts can be estimated reliably. Provisions are measured at management’s best estimate of the expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation.

Deferred revenue

Deferred revenue consists of amounts received from license partners in advance of revenue recognition. Amounts expected to be recognized within one year or less are classified as current liabilities with the balance being classified as non-current liabilities.

Share capital

Common shares are classified as equity. Incremental costs directly attributable to the issuance of shares are recognized as a deduction from equity.

Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of products or delivery of services in the ordinary course of the Company’s activities. The Company recognizes revenue when the amount of revenue can be reliably measured, it is probable that future economic benefit will flow to the entity and when specific criteria have been met for each of the activities as described below.

The Company recognizes revenue from licensing and distribution agreements, which may include multiple elements. Agreements containing multiple elements are divided into separate units of accounting if certain criteria are met, including whether the delivered element has stand-alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered element. The consideration received is allocated among the separate elements based on each element’s fair value. The applicable revenue recognition criteria are then applied to each unit of accounting. Otherwise, the applicable revenue recognition criteria are applied to combined elements as a single unit of accounting. The contractual obligations associated with these agreements vary and may include: planning and managing clinical trials, responsibility for regulatory filings with the key regulatory authorities, maintaining intellectual property and managing product supply arrangements for finished goods.

The Company records revenue on a gross basis for sales in which the Company acts as the principal (product revenue) and on a net basis (licensing revenue) for sales in which the Company in substance acts as an agent in the transaction. For certain licensing partners, in accordance with the terms of the respective agreements, the Company is required to arrange for the supply of finished product from Galephar Pharmaceutical Research Inc. ("Galephar"). Under the terms of the Company’s arrangement with Galephar, the Company retains 50% of all amounts earned under the licensing and distribution agreements with the other 50% due to Galephar. Accordingly, associated licensing revenues are recognized net of the amounts due to Galephar.

Licensing revenue: Licensing revenue is comprised of up-front payments, pre-commercialization milestones, post-commercialization milestones, royalties and product supply fees. For up-front licensing payments and pre-commercialization milestones, revenue is deferred and recognized on a straight-line basis over the estimated term that the Company provides services and when the costs of fulfilling the Company's contractual obligations can be measured reliably. Post-commercialization milestone payments are recognized as revenue when the underlying condition is met, the milestone is not a condition of future deliverables and collectability is reasonably assured. Otherwise, these milestone payments are recognized as revenue over the remaining term of the underlying agreement or the estimated service term for which the Company maintains contractual obligations. Royalty revenue is recognized in the period in which the Company earns the royalty. Product supply fees are recognized when the finished products are shipped from Galephar to the Company's licensing partners, at which time ownership is transferred. Up-front payments, pre-and post-commercialization milestones, royalties and product supply fees represent the Company’s 50% share of revenue from agreements with licensing partners, after amounts due to Galephar.

Product revenue: Product revenue is recognized when it is probable that the economic benefits will flow to the Company, the significant risks and benefits of ownership are transferred (upon delivery of product to the Company's customers), the price is fixed or determinable and collectability is reasonably assured. Product revenue represents the amounts receivable after the deduction of discounts, estimate future rebates, returns and other adjustments. The methodology and assumptions used to estimate rebates, returns and other adjustments are monitored and adjusted in light of contractual and historical information.

Cost of sales

Cost of sales includes the cost of finished goods, royalties to license holders and direct overhead expenses necessary to acquire the finished goods.

Research and development

The Company conducts research and development programs and incurs costs related to these activities, including employee compensation, materials, professional services and services provided by contract research organizations. Research and development costs, net of related tax credits and contractual reimbursements from development partners, are expensed in the periods in which they are incurred.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

Income taxes

Income tax comprises current and deferred tax. Current tax is the expected tax payable on the taxable income for the year using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Stock-based compensation

The fair value of options granted to employees and directors is estimated on the date of the grants using the Black-Scholes option pricing model. Stock options vest over four years (25% per year), expire after ten years and can only be settled for shares. Each tranche in an award is considered as a separate award with its own vesting period and grant date fair value. Share-based compensation expense is recognized over the tranche's vesting period based on the number of awards expected to vest, by increasing contributed surplus. The number of awards expected to vest is reviewed annually, with any impact being recognized immediately. Share-based compensation expense is included in general and administrative expense in the statements of earnings and comprehensive income and in contributed surplus in the balance sheets. The consideration received on the exercise of stock options is credited to share capital at the time of exercise.

Restricted stock units ("RSUs") are notional common shares of the Company to be issued to employees of the Company. RSUs cliff vest three years from the date of grant (one-third per year) and can only be settled in shares. The Company amortizes the fair value of the RSUs on a straight-line basis over the service period of the individual RSU grant, which generally equals the vesting period. RSU forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

Performance stock units ("PSUs") are notional common shares of the Company to be issued to senior employees of the Company. PSUs cliff vest three years from the date of grant and can only be settled in shares. Awards of PSUs are dependent upon the achievement of performance targets set by the Board of Directors for a three year period. Compensation expense is recognized over the three year vesting period for the PSUs based on the progress towards achieving the performance targets.

Leases

Leases are classified as finance leases when the lease arrangement transfers substantially all of the risks and rewards related to the ownership of the leased asset. All other leases are treated as operating leases. Payments on operating lease arrangements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

Earnings per share

Basic earnings per share ("EPS") is calculated using the treasury stock method, by dividing the net income for the year by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments.

Change in presentation and functional currency

Effective April 2015, Cipher changed its functional currency from Canadian dollars to United States dollars ("US dollar"). The Company also changed its presentation currency from Canadian dollars to United States dollars. The change in presentation currency was made to better reflect the Company's business activities and to improve investor's ability to compare the Company's financial results with other publicly traded businesses in the industry. In making the change to a US dollar presentation currency, the Company followed the guidance in IAS 21: The Effects of Changes in Foreign Exchange Rates (IAS 21) and has applied the change retrospectively as if the new presentation currency had always been the Company's presentation currency. In accordance with IAS 21, the financial statements for all the periods presented have been translated to the new US dollar presentation currency. For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions. Exchange rate differences arising on translation are taken to accumulated other comprehensive income. The Company has presented the effects of the change in the presentation currency below.

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. Following the change in functional currency outlined above, the functional currency of Cipher and its subsidiaries is the US dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

	Dec. 31, 2014	Dec. 31, 2014	January 1, 2014	January 1, 2014
	United States	Canadian	United States	Canadian
	$	$	$	$
ASSETS
Current assets
Cash and cash equivalents	45,368	52,631	22,733	24,179
Accounts receivable	12,340	14,316	21,161	22,507
Inventory	207	240	292	311
Prepaid expenses and other assets	759	881	368	391
	58,674	68,068	44,554	47,388

Property and equipment, net	22	26	23	24
Intangible assets, net	1,473	1,709	1,487	1,582
Deferred tax assets	5,936	6,886	6,164	6,556
Total Assets	66,105	76,689	52,228	55,550

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	9,702	11,255	11,657	12,398
Current portion of deferred revenue	1,316	1,527	2,144	2,280
	11,018	12,782	13,801	14,678

Deferred revenue	1,007	1,168	1,988	2,114
Total Liabilities	12,025	13,950	15,789	16,792

Shareholders' Equity
Share capital	13,438	14,217	10,223	10,696
Contributed surplus	2,776	2,904	2,964	3,095
Accumulated other comprehensive loss	(4,826)	-	(667)	-
Retained earnings	42,692	45,618	23,919	24,967
Total Shareholders' Equity	54,080	62,739	36,439	38,758
Total Liabilities and Shareholders' Equity	66,105	76,689	52,228	55,550

	Twelve months ended:
	Dec. 31, 2014	Dec. 31, 2014
	United States	Canadian
	$	$
Revenues
Licensing revenue	27,356	30,218
Product revenue	1,868	2,069
Net revenues	29,224	32,287
Cost of products sold	510	563
Gross profit	28,714	31,724
Expenses
Research and development	1,111	1,227
Selling and marketing	2,069	2,285
General and administrative	6,923	7,673
Amortization of intangible assets	686	758
Interest income	(488)	(540)
Total operating expenses	10,301	11,403
Income before income taxes	18,413	20,321
Income taxes (recovery)	(360)	(330)
Income for the year	18,773	20,651
Item that may be reclassified to profit or loss
Foreign currency translation adjustment	(4,159)	-
Income and comprehensive income for the year	14,614	20,651

Basic earnings per share	$0.74	$0.82
Diluted earnings per share	$0.71	$0.79

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

Accounting standards issued but not yet adopted

IFRS 15, Revenue from Contracts with Customers: This standard replaces International Accounting Standards ("IAS") 11 Construction Contracts, IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is January 1, 2018. The Company has not yet evaluated the impact on the financial statements.

IFRS 9, Financial Instruments: The final version of IFRS 9, Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, however is available for early adoption. In addition, the own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments. The Company is yet to assess the full impact of IFRS 9 and has not yet determined when it will adopt the new standard.

IFRS 16, Leases: On January 13, 2016, the IASB published a new standard, IFRS 16, Leases. The new standard will eliminate the distinction between operating and finance leases and will bring most leases on the balance sheet for lessees. This standard is effective for annual reporting periods beginning on or after January 1, 2019. The Company has not yet evaluated the impact on the financial statements.

4     CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and judgments concerning the future that will, by definition, seldom equal actual results. The following are the critical estimates and judgments applied by management that most significantly affect the Company’s financial statements. The critical estimates and judgments that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(i) Revenue recognition:

Returns - The provision for returns is a complex estimate used in the recognition of revenue. The Company has a returns policy that allows wholesalers to return product within a specified period prior to and subsequent to the expiration date. Provisions for returns are recognized in the period in which the underlying sales are recognized, as a reduction of product sales revenue. The Company estimates provisions for returns based upon historical experience, representing management’s best estimate. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future returns. The Company continually monitors provisions for returns and makes adjustments when it believes that actual product returns may differ from established reserves.

Rebates - The provision for rebates is a complex estimate used in the recognition of revenue. Rebates are granted under contractual and other arrangements with certain customers. Products sold in the U.S. are covered by various programs under which products are sold at a discount. The Company estimates its provision for rebates based on current contractual terms and conditions as well as historical experience and changes to business practices. While such experience has allowed for reasonable estimations in the past, history may not always be an accurate indicator of future rebate provisions. The Company continually monitors the provision for rebates rebates and makes adjustments when it believes that actual rebates may differ from established provisions. All rebates are recognized in the period in which the underlying sales are recognized as a reduction of revenue.

(ii) Deferred income taxes: Management uses estimates when determining deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits. Significant judgment is required to determine the probable future cash flows in order to recognize the deferred tax asset. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred tax assets. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable income for the asset to be recovered.

(iii) Estimated useful lives of intangible assets: Management estimates the useful lives of intangible assets based on the period during which the assets are expected to be available for use and also estimates their recoverability to assess if there has been an impairment. The amounts and timing of recorded expenses for amortization and impairments of intangible assets for any period are affected by these estimates. The estimates are reviewed at least annually and are updated if expectations change as a result of technical or commercial obsolescence, generic threats and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s intangible assets in the future.

(iv) Functional currency: Management uses judgment when determining its functional currency. This determination includes an assessment of the indicators as prescribed in IAS 21. However, applying the factors in IAS 21 does not always result in a clear indication of functional currency. Where IAS 21 factors indicate differing functional currencies, management uses judgment in the ultimate determination of the functional currency. Significant judgment is required in this overall assessment of the indicators and determination of Cipher's functional currency.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

(v) Impairment of non-financial assets: The Company reviews amortized non-financial assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may be impaired. It also reviews goodwill annually for impairment. If the recoverable amount of the respective non-financial asset is less than its carrying amount, it is considered to be impaired. In the process of measuring the recoverable amount, management makes assumptions about future events and circumstances. The actual results may vary and may cause significant adjustments.

(vi) Accounting for business combinations: The Company assesses whether an acquisition should be accounted for as an asset acquisition or a business combination under IFRS 3, Business Combinations (IFRS 3). This assessment requires management to make judgements on whether the assets acquired and liabilities assumed constitute a business as defined in IFRS 3 and if the integrated set of activities, including inputs, processes acquired, is capable of being conducted and managed as a business and the Company obtains control of the business. The Company’s acquisition of Innocutis was accounted for as a business combination and all other acquisitions were accounted for as asset acquisitions.

5     RISK MANAGEMENT

Financial risk management

In the normal course of business, the Company is exposed to a number of financial risks that can affect its operating performance. These risks are: credit risk, liquidity risk and market risk. The Company's overall risk management program and business practices seek to minimize any potential adverse affects on the Company's financial performance.

(i) Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. Financial instruments that potentially expose the Company to significant concentration of credit risk consist of cash and cash equivalents, accounts receivable and other receivables. The Company's investment policies are designed to mitigate the possibility of deterioration of principal, enhance the Company's ability to meet its liquidity needs and provide high returns within those parameters. Cash and cash equivalents are on deposit with Canadian and US chartered banks. Management monitors the collectability of accounts receivable and estimates an allowance for doubtful accounts. As at December 31, 2015, the allowance for doubtful accounts was $7 (2014 - nil) and the accounts that were past due amounted to $138 (2014 - nil).

The Company has concentration risk, as approximately 89.7% of total sales came from six customers (wholesalers and licensing partners) and 95.5% of total accounts receivable came from six customers (wholesalers and licensing partners).

(ii) Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting its financial liability obligations as they become due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis.

The Company has financed its cash requirements primarily through operations and issuances of Senior Secured Notes. The Company controls liquidity risk through management of working capital, cash flows and the availability and sourcing of financing.

(iii) Market risk

Currency risk - The Company is exposed to currency risk related to the fluctuation of foreign exchange rates. The Company operates primarily in United States dollars. The Company is exposed to currency risk through its net assets denominated in Canadian dollars. A change of 10 basis points in the US/CDN exchange rate on December 31, 2015 balance would have had a $210 impact on net income. The following is a summary of the net financial assets denominated in Canadian dollars as of December 31, 2015:

Cash	$22,773
Accounts receivable	378
Accounts payable and accrued liabilities	(2,115)
Net financial assets	$21,036

Interest rate risk - Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The senior secured notes bears interest at fixed rates and as such are not subject to interest rate cash flow risk resulting from market fluctuations in interest rates.

Capital risk management

Shareholders' equity is managed as the capital of the Company. The Company's objective when managing capital is to safeguard its ability to continue as a going concern in order to provide returns for shareholders and to maintain an optimal capital structure to minimize the cost of capital. In order to maintain or adjust the capital structure, the Company may issue new common shares from time to time.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

6     BUSINESS COMBINATION

On April 13, 2015, the Company acquired 100% of the outstanding Innocutis members' interests. The Company acquired Innocutis as part of its strategy to expand in the U.S. and to expand product line offerings to new and existing customers. The principal business of Innocutis is a pharmaceutical and medical device company specializing in the development and commercialization of therapies and devices focused on the medical treatment of dermatological conditions. The operating results of Innocutis have been consolidated with Cipher effective April 13, 2015 and make up the U.S. segment (Note 19). The total purchase price of $45,506 was paid in cash and includes a working capital adjustment of $72. A portion of the purchase price is currently held in escrow until any potential claims against the purchase price are settled. The amount currently held in escrow is $3,550.

Goodwill of $6,112 arising from the acquisition is attributable to the acquired work force and synergies expected from combining the operations of the Company. The goodwill recognized is expected to be deductible for income tax purposes.

The following table provides the fair value of the assets acquired and the liabilities assumed at the date of acquisition.

Cash and cash equivalents	$165
Accounts receivable	1,867
Inventory	853
Property and equipment	27
Goodwill	6,112
Non-compete agreements	2,190
Intangible assets	39,729
Accounts payable and accrued liabilities	(1,962)
Provisions	(3,475)
Purchase price	$45,506

During Q4 2015, the Company finalized the determination of the fair value of the assets acquired and liabilities assumed from the acquisition. As a result, the following measurement period adjustments were made; goodwill was decreased by $618, intangible assets were increased by $1,068 and provisions was increased by $451.

Acquisition related costs of $990 have been charged to general and administrative expenses in the statements of earnings and comprehensive income.

Had Innocutis been consolidated from January 1, 2015, the statements of earnings and comprehensive income would show pro-forma revenue of $36,086 and a net loss before income taxes of $4,004 for the year ended December 31, 2015.

The acquisition agreement also includes additional Innocutis management incentive payments of up to $3,000 in cash over a three year period, based on the achievement of certain financial performance targets. The first component of the incentive program related to the achievement of an EBITDA target for 2015 was not achieved and as a result the maximum that could be paid in the future is $2,000. No amounts have been accrued as at December 31, 2015.

7     FINANCIAL INSTRUMENTS AND SENIOR SECURED NOTES

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments. At December 31, 2015, the Company had gross financial assets of $78 and gross financial liabilities of $6,310 related to Galephar. The net amount of $6,232 owing to Galephar has been recorded in accounts payable and accrued liabilities at December 31, 2015 (gross financial assets of $780 and gross financial liabilities of $6,552 for a net amount of $5,772 owing at December 31, 2014).

In connection with the acquisition of Innocutis, the Company closed a private offering of $100,000 in aggregate principal amount of Senior Secured Notes due in 2020 ("Notes"). The Company received an initial draw down of $40,000, which was used to fund the majority of the purchase price for Innocutis. The Notes bear interest at a fixed rate of 10.25% per annum, payable quarterly in arrears on the last day of each quarter, and will mature in five years, unless repurchased earlier. The Notes are secured by all present and future assets of the Company and have certain restrictive covenenants, incuding quarterly consolidated net revenue, minimum cash balance and consolidated leverage ratio. The Company is in compliance with these covenants at December 31, 2015.

In connection with the offering, the Company issued 600,000 common share purchase warrants to the lender with an option for a cashless exercise in which the settlement price caused the conversion ratio to be variable. Accordingly, the warrants are classified as a financial liability. Gains and losses on re-measurement are presented separately in the statements of earnings and comprehensive income. The exercise price of the warrants is $9.22 (equal to the five day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to US dollars) and expire seven years from the date of issuance. A pricing model with observable market-based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants at April 13, 2015 and December 31, 2015 were $4,132 and $1,758, respectively.

The variables used to compute the fair value as at April 13, 2015 and December 31, 2015 are as follows:

	April 13, 2015	Dec. 31, 2015
Share price	$9.22	$4.68
Expected life	7.0 years	7.0 years
Expected volatility	83.6%	79.1%

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

The following is the continuity of the Notes for the year ended December 31, 2015:

Balance January 1, 2015	$-
Draw down of Notes	40,000
Fair value of warrants on initial recognition	(4,132)
Deferred financing cost	(2,119)
Interest expense	2,995
Interest paid	(2,995)
Accretion expense	829
Balance December 31, 2015	$34,578

Total debt issuance costs associated with the Notes of $2,119 have been netted against the Notes on the consolidated balance sheet. Additional costs of $1,810 which relate to the undrawn portion of the Notes have been included in prepaid expenses and other assets.

Fair value of financial instruments

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, pricing models, normally with observable market based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

At December 31, 2015, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, other long term liability, the Notes, and derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the statements of earnings and comprehensive income and is classified as Level 2 (as defined under IFRS). Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and other long term liability are measured at amortized cost and their fair values approximate carrying values.

The senior secured notes are measured at amortized cost. At December 31, 2015, the fair value of the Notes approximates its face value of $40,000. The fair values are based on cash flows discounted using a rate based on the borrowing rate.

8     LICENSING AGREEMENTS WITH GALEPHAR

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various countries. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements entered into with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

With respect to CIP-ISOTRETINOIN, the Company has entered into licensing and distribution arrangements for the U.S. and Brazil, while opting to market and sell the product directly in Canada. The Company also has in place various licensing and distribution arrangements with respect to CIP-FENOFIBRATE and CIP-TRAMADOL ER in Canada, the U.S. and Central and South America.

9     INVENTORY

Inventory consists of the following:

	Dec. 31, 2015	Dec. 31, 2014

Finished goods	$1,200	$207
Raw materials	129	-
Obsolescence provision	(81)	-
	$1,248	$207

Inventory amounts charged to cost of sales during the year is $1,536 (2014 - $378). The Company increased its reserve for obsolete inventory by $81 during the year. In 2015, inventory write-downs of $79 were charged to cost of sales (2014 - nil), other than the current reserve.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

10    PROPERTY AND EQUIPMENT

	December 31, 2015		December 31, 2014
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation

Computer equipment	$271	$162	$122	$100
Furniture and fixtures	226	101	111	111
Leasehold improvements	59	7	58	58
	556	$270	291	$269
Accumulated depreciation	(270)		(269)
	$286		$22

During the year, the Company wrote off fully depreciated assets of $142 (2014 - nil)

11    INTANGIBLE ASSETS AND GOODWILL

The Company has entered into the Agreement with Galephar for the rights to package, test, obtain regulatory approvals and market the CIP Products in various countries. The recoverability of the cost of the CIP Product rights is dependent upon sufficient revenues being generated from the related products.

In 2012, the Company paid an up-front fee of $94 to acquire the exclusive license and distribution rights in Canada to market the Beteflam Patch (previously called the Betesil Patch) from Institut Biochemique SA ("IBSA"). In 2015, the filing for approval in Canada was accepted by Health Canada. This milestone resulted in a payment of $121 to IBSA during the year.

In 2014, the Company acquired the assets of Melanovus Oncology, Inc. The assets included seven pre-clinical compounds for the treatment of melanoma and other cancers as well as an exclusive global license to a library of compounds and related intellectual property from The Penn State Research Foundation. The transaction included a payment of $510 for the asset purchase and an up-front license fee of $252 to The Penn State Research Foundation. The licensing agreement provides for future payments based on clinical development and regulatory milestones as well as royalties on commercial sales.

In 2015, the Company in-licensed the Canadian distribution rights to Ozenoxacin, a topical treatment for impetigo, from Ferrer International SA, a privately-held Spanish pharmaceutical company. An up-front payment of $242 was made upon execution of the agreement and a second milestone payment for $201, which is based on a development milestone, was made during the year. The licensing agreement provides for one additional milestone for regulatory approval, as well as royalties on commercial sales.

In 2015, the Company acquired the worldwide rights to three products from Astion Pharma A/S, a Denmark-based specialty pharmaceutical company, for $4,995. The products include: Dermadexin, a patent-protected topical barrier-repair cream for the treatment of seborrheic dermatitis, Pruridexin, a patent-protected topical cream for the treatment of chronic pruritis, and ASF-1096 a product candidate in Phase II that is being investigated as a treatment for discoid lupus erythematosus. The transaction includes future milestones of up to $24,566 based on future regulatory and commercial sales milestones.

In 2015, the Company in-licensed the Canadian distribution rights to CF101, a novel chemical entity being developed by Can-Fite Biopharma for moderate to severe plaque psoriasis and rheumatoid arthritis. An up-front payment of $1,329 was made upon execution of the agreement and the transaction includes future milestones of up to $1,445 based on future regulatory and commercial sales milestones, as well as royalties on commercial sales.

In 2015, the Company in-licensed the Canadian rights to Vaniqa and Actikerall from Almirall SA, a Spanish pharmaceutical company. Both products have been approved by Health Canada and Vaniqa is currently on the Canadian market. An up-front payment of $353 was paid upon execution of the agreement and the transaction includes future milestones based on commercial sales targets.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

	Product Rights and Other	Licensing and Intellectual Property Rights	Total

As at January 1, 2014
Cost	$6,615	$94	$6,709
Accumulated amortization	(5,222)	-	(5,222)
Net book value	$1,393	$94	$1,487

For the year ended December 31, 2014
Opening net book value	$1,393	$94	$1,487
Additions	-	762	762
Amortization	(686)	-	(686)
Foreign exchange differences	(83)	(7)	(90)
Net book value	$624	$849	$1,473

As at December 31, 2014
Cost	$6,065	$849	$6,914
Accumulated amortization	(5,441)	-	(5,441)
Net book value	$624	$849	$1,473

For the year ended December 31, 2015
Opening net book value	$624	$849	$1,473
Acquisition (Note 6)	41,919	-	41,919
Additions	-	7,394	7,394
Amortization	(3,808)	(596)	(4,404)
Foreign exchange differences	(50)	(218)	(268)
Net book value	$38,685	$7,429	$46,114

As at December 31, 2015
Cost	$47,467	$8,024	$55,491
Accumulated amortization	(8,782)	(595)	(9,377)
Net book value	$38,685	$7,429	$46,114

The Company has considered indicators of impairment for finite lived intangible assets as of December 31, 2015 and December 31, 2014 and no indicators were identified.

The Company performed its annual impairment test for goodwill at December 31, 2015 in accordance with the accounting policy as described in Note 3. The results of this test is shown below.

Goodwill was allocated to the Cipher U.S. CGU, which aggregates the individual product CGUs to the level that goodwill is monitored by management.

The recoverable amount of each CGU, or group of CGUs, is determined based on value in use using discounted cash flow calculations. These calculations use cash flow projections based on financial budgets approved by the Board for 2016 and by management for the remaining period. Cash flows beyond the nine-year period are extrapolated using a zero percent growth rate. The key assumptions used for the value in use calculation at December 31, 2015 were as follows:

• Discount rate	26%
• Average revenue growth	21%
• Average EBITDA margin	36%

The growth rates used are consistent with forecasts developed by management based on historical experience and future anticipated results. The discount rate used reflects the specific risks relating to the Cipher U.S. group of CGUs. Based on the impairment test performed, the Company determined that the recoverable amount of Cipher U.S. was higher than the carrying value of its net assets and accordingly no impairment write down was required.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

12	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES AND PROVISIONS

	As at	As at
	Dec 31, 2015	Dec 31, 2014

Trade accounts payable	$10,725	$8,258
Accrued liabilities	2,629	1,444
	$13,354	$9,702

Provisions relates to estimates made for returns, rebates and other price adjustments. Although the estimates for rebates and other price adjustments relate to revenue recognition transactions, namely product sales, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. Actual costs for these charges and estimates are recorded when incurred. The recorded provisions are for the uninvoiced portion of these costs and estimates. The provision for product returns relates to potential returns due to expiration or other return rights under the terms of distribution and supply agreements with customers. The adequacy of the provisions are evaluated based on product sales activity and estimates of expiring products in the distribution chain.

The following is the continuity of the provisions for the year ended December 31, 2015:

Balance January 1, 2015	$-
Assumed through business acquisition (Note 6)	3,475
Change in provisions during the year	948
Balance December 31, 2015	$4,423

13	SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2014 to December 31, 2015:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2014	24,976	10,223
Options exercised in 2014	668	2,926
Shares issued in 2014 under the share purchase plan	29	289
Balance outstanding - December 31, 2014	25,673	13,438

Options exercised in 2015	315	1,101
Shares issued in 2015 under the share purchase plan	70	408
Balance outstanding - December 31, 2015	26,058	14,947

Share purchase plan

The Company has an Employee and Director Share Purchase Plan ("ESPP") to allow employees and directors to share in the growth of the Company through share ownership. Through the ESPP, employees and directors may contribute amounts to purchase shares of the Company at a 15% discount from the prevailing trading price. Plan members must hold their shares for a period of at least six months before they can be sold. The shares issued under the ESPP are new shares issued from treasury and the maximum number of shares that can be issued under the ESPP is one million. During the year ended December 31, 2015, 70,682 shares were issued under the ESPP (28,680 in 2014). Included in share-based compensation expense is $61 ($44 in 2014), which is the discount on the shares issued during the year. As at December 31, 2015, 617,112 common shares reserved for ESPP purchases remain available under the plan.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2014 to December 31, 2015:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2014	1,619	2.52
Granted in 2014	516	7.61
Exercised in 2014	(668)	2.37
Forfeited/cancelled in 2014	(183)	4.55
Balance outstanding - December 31, 2014	1,284	4.03

Granted in 2015	533	9.79
Exercised in 2015	(315)	1.96
Forfeited/cancelled in 2015	(88)	8.33
Balance outstanding - December 31, 2015	1,414	6.39

At December 31, 2015, 538,368 options were fully vested and exercisable (644,297 at December 31, 2014).

During 2015, the Company granted 533,484 stock options under the stock option plan. The exercise prices and Black Scholes assumptions are as follows. The options vest over a four year period based on the grant date, 25% per year and have a ten year life. Expected volatility is based on the Company's historical volatility, while estimated forfeitures are not considered significant. There is no expected dividend.

			Black Scholes	Risk-free	Expected	Expected
Grant Date and Number Granted		Exercise Price	Value	Interest Rate	Life	Volatility

February 24, 2015	238,250	CDN$13.88	CDN$8.77	0.83%	5.8 years	73.0%
May 15, 2015	24,000	CDN$12.03	CDN$7.63	1.15%	5.8 years	73.0%
May 15, 2015	34,000	US$10.06	US$6.38	1.15%	5.8 years	73.0%
June 24, 2015	7,461	CDN$10.67	CDN$6.47	1.14%	5.8 years	69.0%
June 24, 2015	179,251	US$8.67	US$5.26	1.14%	5.8 years	69.0%
August 18, 2015	30,909	CDN$9.38	CDN$6.44	1.39%	5.8 years	81.0%
August 18, 2015	19,613	US$7.23	US$4.96	1.39%	5.8 years	81.0%

Total compensation cost for these stock options is estimated to be $3,077, which will be recognized on a graded basis over the vesting period of the stock options.

During 2015, 314,999 stock options were exercised in exchange for 314,865 common shares. The Company's stock option plan provides that an option holder may elect to receive an amount of shares equivalent to the growth value of vested options, which is the difference between the market price and the exercise price of the options. The total cash consideration received by the Company for stock option exercises in 2015 was $581 ($1,599 in 2014). The following is a summary of the outstanding options as at December 31, 2015:

Expiry date	Exercise price	Number of options (in thousands)
	$	Vested	Unvested	Total

March 23, 2016	CDN 4.12	40	-	40
September 13, 2016	CDN 2.90	69	-	69
March 9, 2017	CDN 3.90	175	-	175
February 28, 2018	CDN 1.05	20	-	20
February 19, 2020	CDN 1.60	16	-	16
March 11, 2021	CDN 1.16	21	-	21
January 10, 2022	CDN 0.89	-	1	1
February 24, 2022	CDN 1.20	24	16	40
March 5, 2023	CDN 2.88	53	87	140
August 6, 2023	CDN 7.00	20	20	40
February 28, 2024	CDN 8.13	32	87	119
March 18, 2024	CDN 7.43	5	15	20
June 27, 2024	CDN 8.76	63	187	250
February 24, 2025	CDN 13.88	-	225	225
May 15, 2025	CDN 12.03	-	24	24
May 15, 2025	U.S. 10.06	-	34	34
June 24, 2025	CDN 10.67	-	7	7
June 24, 2025	U.S. 8.67	-	123	123
August 18, 2025	CDN 9.38	-	31	31
August 18, 2025	U.S. 7.23	-	19	19
		538	876	1,414

The total stock option expense for the year ended December 31, 2015 is $2,107 ($1,139 in 2014).

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

Restricted Share Unit (RSU) and Performance Share Unit (PSU) Plan

On May 13, 2015, the Company adopted a RSU and PSU plan. RSUs and PSUs are notional share units exchangeable for common shares of the Company. RSUs are granted to all employees and directors of the Company and PSUs are granted to certain executives. RSUs granted to employees vest over a three year period and RSUs granted to directors vest over a one year period. PSUs vest based upon the achievement of financial performance goals for the Company for the three year period ended December 31, 2017.

A summary of the RSUs and PSUs granted and outstanding as at December 31, 2015 is as follows:

	RSUs		PSUs
	Number of Units (in 000's)	Fair Value $	Number of Units (in 000's)	Fair Value $

Balance - January 1, 2015	-	-	-	-
Granted in 2015	69	597	30	264
Forfeited/cancelled in 2015	(10)	(86)	(5)	(40)
Balance - December 31, 2015	59	511	25	224

The total expense for RSUs and PSUs for the year ended December 31, 2015 is $243 (nil in 2014).

14	EXPENSES BY NATURE

	Year Ended	Year Ended
	Dec 31, 2015	Dec 31, 2014

Employees salaries and other short term benefits	$9,014	$2,736
Directors fees	288	326
Share-based compensation	2,168	1,183
Depreciation of property and equipment	61	16
Amortization of intangible assets	4,404	686
Professional and consulting fees	7,520	2,496
Contract sales	454	761
Facility rent	198	66
Listing fees (TSX and NASDAQ)	127	173
Travel expenses	1,492	416
Insurance	587	336
Foreign exchange (gain) loss	1,807	(766)
Severance costs	293	1,214
Recruitment fees	311	-
Data management subscriptions	428	422
Other transaction related costs	300	-
Product development expense	500	-
Other expenses	2,000	724
	$31,952	$10,789

15	COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Year Ended	Year Ended
	Dec 31, 2015	Dec 31, 2014

Salaries and short-term employee benefits, including bonuses	$1,705	$1,395
Directors fees	288	326
Share-based compensation	1,286	1,064
Severance costs	-	1,214
	$3,279	$3,999

In 2015, an advance of $60 to an executive officer was repaid.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

16	INCOME TAXES

The components of the deferred income tax recovery are as follows:

	Year Ended	Year Ended
	Dec 31, 2015	Dec 31, 2014

Deferred income tax recovery	$(2,916)	$(360)

The income tax recovery differs from the amount computed by applying the statutory income tax rate to the income for the year. The sources and tax effects of the differences are as follows:

	Year Ended	Year Ended
	Dec 31, 2015	Dec 31, 2014

Statutory income tax rate of 26.5% applied to income for the year (2014 - 26.5%)	$(304)	$4,879
Permanent differences	(339)	296
Effect of tax rates in foreign jurisdictions	(1,218)	-
Effect of currency translation adjustment	821	-
Change in enacted income tax rates and other items	-	(118)
Foreign exchange	41	(313)
Change in deferred tax assets not previously recognized - Canada	(6,172)	(5,104)
Change in deferred tax assets not recognized - United States	4,255	-
Recovery of income taxes	$(2,916)	$(360)

At each balance sheet date, the Company assesses whether the realization of future tax benefits is sufficiently probable to recognize a deferred tax asset.  This assessment requires the exercise of judgement, which includes a review of projected taxable income. In 2015 the Company recognized $6,172 of previously unrecognized deferred tax assets arising from accumulated losses carried forward, tax credits and temporary differences from previous years.

Deferred income tax assets of the Company are comprised of the following:

	As at	As at
	Dec 31, 2015	Dec 31, 2014

Canada
Non-capital losses and SR&ED expenditures	$5,193	$4,320
Tax credits	2,269	672
Temporary differences	894	944
	$8,356	$5,936

The movement in the deferred income tax asset is as follows:

	Year Ended	Year Ended
	Dec 31, 2015	Dec 31, 2014

As at January 1	$5,936	$6,164
Tax provision	999	(4,086)
Effect of foreign exchange	(496)	(512)
Recognition of previously unrecognized tax assets	6,172	4,370
Deferred tax assets not recognized	(4,255)	-
As at December 31	$8,356	$5,936

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

The significant components of unrecognized deferred tax assets are summarized as follows:

	As at	As at
	Dec 31, 2015	Dec 31, 2014

Canada
Capital losses	$263	$282
Tax credits	-	1,801
Temporary differences	-	3,106
	263	5,189

United States
Non-capital losses	1,152	-
Temporary differences	3,102	-
	4,254	-
	$4,517	$5,189

As at December 31, 2015 the Company has non-capital loss carry forwards of $5,803 in Canada with expiry dates between 2029 and 2031 and $3,150 in the U.S. that expires in 2035.

The Company has Scientific Research and Experimental Development ("SR&ED") expenditures of $13,791 which can be carried forward indefinitely to reduce future years' Canadian taxable income.

The Company has $3,022 of investment tax credits on SR&ED expenditures that are available to be applied against Canadian federal and provincial taxes otherwise payable in future years and expire in varying amounts from 2022 to 2031.

17	EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the year ended December 31, 2015 was 25,943,650 (for the year ended December 31, 2014 - 25,336,068).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities. The dilutive weighted average for the year ended December 31, 2015 was 26,381,704 (for the year ended December 31, 2014 - 26,278,503).

18	COMMITMENTS AND CONTINGENCIES

The Company has entered into a new lease for office space in Charleston, South Carolina. The new lease commences on February 22, 2016 and ends on January 31, 2023. The Company has also entered into an operating lease for its Canadian office facilities which ends on December 31, 2018. The total minimum annual payments under the leases are as follows:

2016 $446

2017 $486

2018 $506

2019 $338

2020 $348

2021 $358

2022 $369

2023 $ 31

In connection with the new lease for office space in Charleston, the Company has commitments for the purchase of $400 of furniture and fixtures.

Directors and officers are indemnified by the Company for various items including, but not limited to, costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors and officers liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification covers the period during which the indemnified party served as a director or officer of the Company.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the Company or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction. In some instances, the terms of these indemnities are not explicitly defined.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

December 31, 2015

(in thousands of United States dollars, except per share amounts)

In the normal course of business, the Company may be the subject of litigation or other potential claims. While management assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against litigation. At December 31, 2015 no amounts were accrued (2014 - nil).

19	SEGMENTED INFORMATION

The Company's operations are categorized into one industry segment, being specialty pharmaceuticals. The Company is managed geographically in Canada and the United States commencing in Q2 2015 with the acquisition of Innocutis. Before the acquisition of Innocutis the Company only had one segment and accordingly no comparatives are shown below.

For the year ended December 31, 2015

	Canada	United States	Total
External revenue by segment
Licensing revenue	$25,963	$-	$25,963
Product revenue	2,896	5,550	8,446
Net revenues	$28,859	$5,550	$34,409

Segment profit (loss) including amortization	$10,316	$(10,384)	$(68)
Finance costs			1,079
Income taxes (recovery)			(2,916)
Income for the year			$1,769

Other financial information by segment:

	Canada	United States	Total

Total assets	$59,869	$49,777	$109,646

Goodwill and intangible assets	$7,576	$44,650	$52,226

Amortization of intangible assets	$1,023	$3,381	$4,404

Intangible asset additions	$7,394	$41,919	$49,313

Depreciation	$49	$12	$61

Property and equipment additions	$270	$27	$297